UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2024

EPILOG IMAGING SYSTEMS, INC.
(Exact name of small business issuer as specified in its charter)

Delaware	27-2957582
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

333 W. San Carlos St., San Jose, CA	95110
(Address of principal executive office)	(Postal Code)

1-877-374-5642

(Issuer's telephone number, including area code)

Common Stock issued pursuant to Regulation A as of filing

(Title of each class of securities issued pursuant to Regulation A)

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Semiannual Report on Form 1-SA of Epilog Imaging Systems, Inc., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and in our specific markets, variability of operating results, our ability to maintain and attract customers and employees, development and operating costs, advertising and promotional efforts, adverse publicity, acceptance of new product offerings, changes in business strategy or development plans, availability and terms of capital, and other factors referenced in this Semiannual Report.

These risks and uncertainties, along with others, are described above under the heading “Risk Factors” in our Offering Statement on Form 1-A and in our most recent Annual Report on Form 1-K. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect our management's view only as of the date of this Semiannual Report. We make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this report, and do not undertake any obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

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ITEM 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our unaudited financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in this Semiannual Report.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2024, Compared to Six Months Ended June 30, 2023

For both the six months ended June 30, 2024 and June 30, 2023, Epilog did not generate any revenues as it remained focused on business development activities.

During the six months ended June 30, 2024, the Company shifted its focus toward product commercialization, significantly reducing its research and development and payroll expenditures relative to the prior comparable period while increasing advertising and promotion spend to support market entry.

Total operating expenses totaled $321,133 for the six months ended June 30, 2024 compared to $763,697 for the six months ended June 30, 2023, a decrease of $442,564 or approximately 58%. The decrease was driven primarily by approximately $277,000 of lower research and development spending and approximately $228,000 of lower payroll expense, partially offset by an increase of approximately $107,000 in advertising and promotion. Other expense categories, including auto and travel, general and administrative, occupancy and facility, and professional fees, also declined period-over-period, while depreciation and amortization decreased by approximately $4,000.

As a result of the foregoing, the Company generated a net loss of $323,587 for the six months ended June 30, 2024 compared to a net loss of $756,418 for the six months ended June 30, 2023.

LIQUIDITY AND FINANCIAL CONDITION

	June 30, 2024	December 31, 2023
WORKING CAPITAL
Current assets	$39,866	$183,494
Current liabilities	$478,074	$415,649
Working capital (deficit)	$(438,208)	$(232,155)

For the six months ended

	June 30, 2024	June 30, 2023
CASH FLOWS
Cash flow used by operating activities	$(214,186)	$(555,411)
Cash flow provided by (used in) investing activities	708	(7,542)
Cash flow provided by financing activities	88,235	363,262
Net decrease in cash during period	$(125,243)	$(199,691)

Historically, the Company has financed its operations through the sale of securities to investors. As the Company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed. The Company maintains a relatively low overhead. Most Company employees continue to receive a significant part of their compensation as equity payments to conserve cash for research & development, product development, and new fundraising activities.

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On June 30, 2024, the Company's cash on hand was $39,866, with total assets of $404,050. Comparatively, as of December 31, 2023, the Company's cash on hand was $165,109, with total assets of $576,977. During the six months ended June 30, 2024 the Company had a net decrease in cash of approximately $125,000, driven primarily by approximately $214,000 of cash used in operating activities, partially offset by approximately $88,000 of net proceeds from financing activities and approximately $1,000 of net proceeds from investing activities.

As of June 30, 2024 and December 31, 2023, the Company had total liabilities of $478,074 and $415,649, respectively. The largest component of Company liabilities is shareholder advances, which were previously used to assist with the costs of operations. On June 30, 2024 and December 31, 2023, the amount of advances outstanding was $227,525 and $227,525, respectively.

The Company has recorded losses since inception and, as of June 30, 2024, had an accumulated deficit of $4,608,110 compared to an accumulated deficit of $4,284,523 as of December 31, 2023.

The Company plans to continue additional fundraising through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Recent Offerings of Securities and Outstanding Debt

During the six months ended June 30, 2024, the Company issued 158,592 shares of its common stock in conjunction with its Regulation Crowdfunding (“Reg CF”) securities offering for net proceeds of $88,235, net of issuance costs of $85,289.

As of June 30, 2024 and December 31, 2023, the Company had outstanding stock subscriptions receivables of $35,950 and $25,883, respectively.

Commercialization Status

The Company is currently in an early commercialization phase. SideCar has entered limited market availability, with initial units deployed to support validation, user feedback, and operational scaling. The Company continues to refine product design, installation processes, and distribution channels as it prepares for broader commercial rollout.

Going Concern

As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of June 30, 2024, the Company has an accumulated deficit of $4,608,110 and, for the six months then ended, incurred a net loss of $323,587 and used approximately $214,000 of cash in operating activities. The Company had a working capital deficit of $438,208 at June 30, 2024. Continuing losses and ongoing cash used by operating activities, together with the Company's dependence on external financing to fund operations, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Achievement of the Company's objectives will be dependent upon the ability to obtain additional financing and generate revenue from current and planned business operations, and control costs. The Company plans to fund its future operations by obtaining additional financing from investors and/or lenders.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

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EPILOG IMAGING SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$39,866	$165,109
Other current assets	-	18,385
TOTAL CURRENT ASSETS	39,866	183,494
PROPERTY AND EQUIPMENT, NET (NOTE 3)	98,670	113,628
SECURITY DEPOSIT	2,170	2,170
INTANGIBLE ASSETS, NET (NOTE 4)	263,344	277,685

TOTAL ASSETS	$404,050	$576,977

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$111,074	$37,425
Accrued liabilities	19,414	31,777
Accrued interest payable to shareholder (NOTE 5)	104,610	103,471
Due to related parties (NOTE 5)	15,451	15,451
Shareholder advance (NOTE 5)	227,525	227,525
TOTAL CURRENT LIABILITIES	478,074	415,649

TOTAL LIABILITIES	478,074	415,649

COMMITMENTS AND CONTINGENCIES (NOTE 7)

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, $0.0001 par value, authorized 5,000,000 shares; none issued and outstanding	-	-
Common Stock, $0.0001 par value, authorized 50,000,000 shares; 33,221,942 and 33,063,350 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	3,322	3,306
Additional paid-in capital	4,566,714	4,468,428
Subscriptions receivables	(35,950)	(25,883)
Accumulated deficit	(4,608,110)	(4,284,523)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(74,024)	161,328

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$404,050	$576,977

The accompanying notes are an integral part of these consolidated financial statements.

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EPILOG IMAGING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the six months ended	For the six months ended
	June 30, 2024	June 30, 2023
OPERATING EXPENSE
Advertising and promotion	$139,062	$31,674
Auto and travel	9,749	20,523
General and administrative	14,670	25,558
Insurance	5,051	5,258
Occupancy and facility	51,159	55,540
Payroll expense	39,984	268,283
Professional fees	22,867	37,033
Research and development	10,001	287,151
Depreciation and amortization	28,590	32,677
TOTAL OPERATING EXPENSES	321,133	763,697

LOSS FROM OPERATIONS	(321,133)	(763,697)

OTHER INCOME (EXPENSE)
Interest expense	(3,413)	(1,138)
Other income	959	8,417
TOTAL OTHER INCOME (EXPENSE)	(2,454)	7,279

NET LOSS BEFORE INCOME TAXES	(323,587)	(756,418)
Provision (benefit) for income tax	-	-
NET LOSS	$(323,587)	$(756,418)

Basic and diluted loss per share	$(0.01)	$(0.02)
Basic and diluted weighted average number shares outstanding	33,110,529	32,844,444

The accompanying notes are an integral part of these consolidated financial statements.

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EPILOG IMAGING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(UNAUDITED)

For the six months ended June 30, 2024 and 2023

	Shares Issued	Par Value $0.0001/sh	Additional Paid-in Capital	Subscription Receivables	Accumulated Deficit	Total Stockholders' Equity (Deficit)
BALANCE, December 31, 2022	32,635,298	$3,298	4,045,261	(411)	(3,141,554)	906,594
Shares issued for cash	352,672	$34	456,052	(25,472)	-	430,614
Share issuance costs	-	$-	(51,600)	-	-	(51,600)
Net loss	-	$-	-	-	(756,418)	(756,418)
BALANCE, June 30, 2023	32,987,970	$3,332	4,449,713	(25,883)	(3,897,972)	529,190

BALANCE, December 31, 2023	33,063,350	$3,306	4,468,428	(25,883)	(4,284,523)	161,328
Shares issued for cash	158,592	$16	183,575	(10,067)	-	173,524
Share issuance costs	-	$-	(85,289)	-	-	(85,289)
Net loss	-	$-	-	-	(323,587)	(323,587)
BALANCE, June 30, 2024	33,221,942	$3,322	4,566,714	(35,950)	(4,608,110)	(74,024)

The accompanying notes are an integral part of these consolidated financial statements.

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EPILOG IMAGING SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the six months ended

	June 30, 2024	June 30, 2023
OPERATING ACTIVITIES:
Net loss	$(323,587)	$(756,418)
Adjustments to reconcile net loss to net cash used by operating activities
Amortization of intangible assets	13,633	17,775
Depreciation of property and equipment	14,958	14,902
Amortization of right of use asset	-	15,512
Changes in operating assets and liabilities:
Other current assets	18,385	125,920
Other receivable	-	20,000
Accounts payable	73,649	5,760
Accrued liabilities	(12,363)	-
Accrued interest payable to shareholder	1,139	1,138
Net cash used by operating activities	(214,186)	(555,411)

INVESTING ACTIVITIES:
Purchase of intangible assets	-	(5,868)
Proceeds from disposition of intangible assets	708	-
Purchase of property and equipment	-	(1,674)
Net cash provided by (used in) investing activities	708	(7,542)

FINANCING ACTIVITIES:
Proceeds from sale of common stock, net of issuance costs	88,235	379,014
Lease principal payments	-	(15,752)
Net cash provided by financing activities	88,235	363,262

Net decrease in cash and cash equivalents	(125,243)	(199,691)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	165,109	820,311

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$39,866	$620,620

The accompanying notes are an integral part of these consolidated financial statements.

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EPILOG IMAGING SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2024

NOTE 1 - NATURE OF OPERATIONS

Epilog Imaging Systems, Inc. was incorporated on June 28, 2010, in the state of Delaware. The Company's headquarters are located in San Jose, California.

Epilog was founded with the goal of using robotics and computer vision to help humans with repetitive/robotic tasks. Specifically, the Company develops artificial intelligence (“AI”) vision products related to automobiles, self-driving, and the transportation industry. The Company is seeking to bring human quality, AI based vision driver assistance technology to millions of cars already on the road today (mobile solution) as well as queue management system for monitoring the flow of people and vehicles (stationary solution). The Company’s products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Consolidation

These consolidated financial statements include the results of Epilog Imaging Systems, Inc and its wholly owned subsidiary Aperis AI. All intercompany transactions, balances, and expenses have been eliminated.

Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for Regulation A semiannual reports on Form 1-SA. Certain information and footnote disclosures normally included in audited annual financial statements have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the results for the interim periods presented have been included. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2024. These unaudited interim financial statements should be read in conjunction with the Company's audited financial statements and related notes included in its most recent Annual Report on Form 1-K.

Going Concern

As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of June 30, 2024, the Company has an accumulated deficit of $4,608,110 and, for the six months then ended, incurred a net loss of $323,587 and used approximately $214,000 of cash in operating activities. The Company had a working capital deficit of $438,208 at June 30, 2024. Continuing losses and ongoing cash used by operating activities, together with the Company's dependence on external financing to fund operations, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Achievement of the Company's objectives will be dependent upon the ability to obtain additional financing and generate revenue from current and planned business operations, and control costs. The Company plans to fund its future operations by obtaining additional financing from investors and/or lenders.

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Use of Estimates

The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Significant areas requiring the use of management assumptions and estimates relate to depreciable lives of property and equipment, amortization lives of intangible assets, and long-lived asset impairments. Actual results could differ from these estimates and assumptions and could have a material effect on the Company’s reported financial position and results of operations.

Reclassifications

Certain reclassifications have been made to conform the amounts presented in the June 30, 2023 financial statements to the current presentation. These reclassifications have no effect on the results of operations, stockholders’ equity and cash flows as previously reported.

Risks and Uncertainties

As of June 30, 2024, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position.

Cash and Cash Equivalents

The Company maintains the majority of its cash accounts at a commercial bank. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. No losses have been recognized related to the amount in excess of FDIC limit. The total cash balance is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per commercial bank, at times the Company may exceed the FDIC limits.

Property and Equipment

Equipment is stated at cost. Significant improvements are capitalized. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter. Maintenance and repairs are charged to operations as incurred. Gains or losses on disposition or retirement of property and equipment are recognized in the period of disposal as operating expenses.

Estimated useful lives for property and equipment are as follows:

Category	Useful life
Furniture and equipment	7 years
Vehicles	5 years
Warehouse equipment	5 years
Warehouse improvements	5 years
Building improvements	5 years

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Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, the Company compares the carrying amount of the asset group to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the six months ended June 30, 2024 and June 30, 2023, the Company recognized $139,062 and $31,674, respectively, in advertising costs recorded under the heading “Advertising and promotion” in the statement of operations.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Intangible assets, consisting of patents, trademarks, and website, are recognized when it is probable that the expected future economic benefits attributable to the asset will flow to the Company. Intangible assets are initially measured at cost, which includes expenditures directly attributable to preparing the asset for its intended use (e.g., legal fees, registration fees). Patents, trademarks, and website are considered to have finite useful lives and are subject to systematic amortization. Amortization is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful life is determined based on legal, regulatory, or contractual provisions, or other factors that limit the asset's period of benefit. For patents, trademarks, and websites under development or awaiting issuance, no amortization is recognized until the patent or trademark is legally issued, registered, or placed in service and ready for use. Costs incurred prior to this point are capitalized as part of the asset's cost.

Estimated useful lives for intangibles are as follows:

Category	Useful life
Website	5 years
Trademark	10 years
Patent	10-17 years

Fair Value Measurements

When required to measure assets or liabilities at fair value, the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level 1 uses quoted prices in active markets for identical assets or liabilities, Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The amount of the total gains or losses for the period are included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date.

At June 30, 2024 and December 31, 2023, the Company had no assets or liabilities accounted for at fair value on a recurring basis.

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Contingencies

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Earnings per Share

Basic Earnings Per Share (“EPS”) is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants.

For the six months ended June 30, 2024 and June 30, 2023, respectively, the Company had no such dilutive instruments.

Research and Development

Research and development ("R&D") costs are expensed as incurred. R&D expenses consist primarily of personnel-related costs as well as third-party consulting fees, laboratory supplies, and allocated overhead.

The Company’s R&D activities currently focus on the design and testing. Costs associated with the development of prototypes and the establishment of technological feasibility are expensed until the criteria for capitalization—such as reaching the application development stage for software—are met. To date, no R&D costs have been capitalized.

Share-Based Compensation

All transactions in which goods or services are received for the issuance of shares of the Company's common stock are accounted for based on the fair value of the common stock issued, which is typically based on the most recent equivalent price per share sold for cash.

Segment Reporting

The Company operates as a single operating segment associated with the research and development of various products. All financial information is presented on a consolidated basis and reviewed by the Company’s Chairman of the Board as the Chief Operating Decision Maker (CODM). The CODM uses net loss, as presented in the consolidated  statement of operations, to assess segment performance and allocate resources. The measure of segment assets is reported on the consolidated balance sheet as total assets.

Income Taxes

The Company accounts for income taxes using the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of (i) temporary differences between financial statement carrying amounts of assets and liabilities and their basis for tax purposes and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when management concludes that it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

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Equity Issuance Costs

Direct costs incurred in connection with the issuance of the Company’s equity securities are deferred until the completion of the offering. Such costs primarily consist of legal, accounting, printing, and underwriting fees. Upon the successful completion of an equity offering, these costs are recorded as a reduction of Additional Paid-in Capital (APIC) within the Consolidated Balance Sheets. Costs related to abandoned offerings are expensed to operations in the period the abandonment occurs.

Costs associated with general investor awareness activities, including roadshows, investor conferences, promotional materials, and other outreach to prospective investors that cannot be directly attributed to a specific equity offering, are expensed as incurred and included in “advertising and promotion” within the Consolidated Statements of Operations.

New Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvement to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, and are applied prospectively. Early adoption and retrospective application of the amendments are permitted. The Company is evaluating this update and has not yet determined the impact of this update on its financial statements and disclosures.

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 3 - PROPERTY AND EQUIPMENT

The following is a summary of the Company's property and equipment at June 30, 2024 and December 31, 2023.

	June 30, 2024	December 31, 2023
Furniture and equipment	$92,611	$92,611
Vehicles	125,582	125,582
Warehouse equipment	9,902	9,902
Building improvements	5,000	5,000
Property and equipment, at cost	233,095	233,095
Accumulated depreciation	(134,425)	(119,467)
TOTAL PROPERTY AND EQUIPMENT	$98,670	$113,628

Depreciation expense for property and equipment for the six months ended June 30, 2024 and June 30, 2023 was $14,958 and $14,902, respectively.

NOTE 4 - INTANGIBLE ASSETS

The following is a summary of the Company's intangible assets at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Website	$10,000	$10,000
Trademarks issued	17,057	16,485
Patents issued	455,170	580,084
Intangible assets, at cost	482,227	606,569
Accumulated amortization	(330,122)	(444,702)
	152,105	161,867
Trademarks pending	7,938	7,271
Patents pending	103,301	108,547
TOTAL INTANGIBLE ASSETS	$263,344	$277,685

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Amortization expenses for intangible assets for the six months ended June 30, 2024 and June 30, 2023 were $13,633 and $17,775, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Chief Executive, Director and largest shareholder of the Company advanced funds for operations. As of June 30, 2024, and December 31, 2023, the amount of advance outstanding was $227,525 and is recorded under "Shareholder advance" on the consolidated balance sheets. These advances accrue interest at the minimum federal statutory rate. The accrued interest balance on June 30, 2024, and December 31, 2023, was $104,610 and $103,471, respectively.  Interest expense, related party for the six months ended June 30, 2024 and June 30, 2023, was $1,138 and $1,138, respectively.

The Company leased office and warehouse space from a related party who is both an officer and director of the Company Board of Directors.  For the six months ended June 30, 2024 and June 30, 2023, the Company recognized lease costs of $27,000 and $31,500, respectively, which is classified as “Occupancy and facility” on the consolidated statements of operations. The Company continues to reimburse the officer/Director for office and warehouse space at $4,500/month under an extended arrangement.

Payables to the officers of the Company for liabilities in the course of business, as of June 30, 2024, and December 31, 2023, amounted to $15,451 and $15,451, respectively, and is included in “Due to related parties” on the consolidated balance sheets.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may become subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Regardless of the outcome, litigation can have an adverse impact on the Company's business due to defense and settlement costs, diversion of management resources, and other factors. As of June 30, 2024, the Company is not aware of any pending or threatened litigation that would have a material effect on the Company's financial position, results of operations or cash flows.

Leases

The Company has no long-term leases in place, and all lease terms are on a short-term basis as of June 30, 2024 and December 31, 2023, respectively.  The Company's prior long-term operating lease for office and research space in Santa Cruz, California expired on its scheduled termination date of December 31, 2023; accordingly, no right-of-use asset or lease liability is presented on the consolidated balance sheets as of June 30, 2024 or December 31, 2023. Following the December 31, 2023 expiration of the lease, the Company has continued to occupy the same office and research space at 155 Dubois Street, Suite D, Santa Cruz, California, on a month-to-month basis at $2,777 per month. Payments under this short-term arrangement are recognized as lease expense within "Occupancy and facility" as incurred and do not give rise to a right-of-use asset or lease liability.  Rent expense included in “Occupancy and facility” on the consolidated statements of operations for the six months ended June 30, 2024 and June 30, 2023 was $47,009 and $48,162, respectively.

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NOTE 7 - STOCKHOLDERS' EQUITY

Common Stock

On February 4, 2025, subsequent to the reporting period, the Company effected a two for one (2:1) stock split of its issued and outstanding shares of common stock. In connection with the split, all shares of common stock, per-share and amounts for all periods presented have been adjusted retrospectively to reflect this stock split. The stock split did not impact the total stockholders' equity or the par value per share; however, it did increase the number of authorized shares of common stock from 25,000,000 to 50,000,000.

On September 14, 2020, the Company's Board of Directors approved an annual allocation of 1,340,000 shares of common stock to be awarded to key individuals. The issuance of these shares is subject to the formal adoption and approval of an equity share award plan. As of June 30, 2024 and December 31, 2023, the Company had not yet approved a formal plan; therefore, no grant date has been established, no shares have been issued, and no compensation expense has been recognized in the accompanying financial statements.

For the six months ended June 30, 2023, the Company issued a total of 352,672 shares of its common stock in conjunction with its Regulation Crowdfunding (“Reg CF”) securities offering for $379,014, net of issuance costs of $51,600.

For the six months ended June 30, 2024, the Company issued a total of 158,592 shares of its common stock in conjunction with its Reg CF securities offering for net proceeds of $88,235, net of issuance costs of $85,289.

As of June 30, 2024 and December 31, 2023, the Company had outstanding stock subscriptions receivables of $35,950 and $25,883, respectively.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001. As of June 30, 2024 and December 31, 2023, no preferred shares have been issued or outstanding.

NOTE 8 - SUBSEQUENT EVENTS

On February 4, 2025, the Company effected a two for one (2:1) stock split of its issued and outstanding shares of common stock. See Note 7 – Stockholders' Equity for further detail. All share and per-share amounts in the accompanying financial statements have been retrospectively adjusted to reflect the stock split.

Subsequent to June 30, 2024, the Company issued 8,208,944 shares of its common stock in conjunction with its Reg CF securities offering for gross proceeds of $3,715,024.

San Carlos Operating Lease

Subsequent to June 30, 2024, the Company leased approximately 2,400 rentable square feet of office and laboratory space in San Francisco, California, used for software development and prototyping (the “San Carlos lease”). The San Carlos lease was executed on August 7, 2025 under a sublease agreement with a third-party sublessor. The San Carlos lease commenced on September 1, 2025 and has a non-cancelable term of 24 months, expiring on August 31, 2027. The Company’s right to use the leased space is subordinate to the sublessor’s interest under a master lease with the underlying landlord, which extends through February 28, 2028.

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The lease provides for fixed monthly rent of $6,500 payable in advance on the first day of each month, with no rent escalations for a total payment of $156,000 over the life of the lease. The Company utilized a discount rate of 7.5% which approximates the Company’s incremental borrowing rate as the implicit rate in the lease was not readily available. The Company does not have a renewal option, a purchase option, or any residual value guarantee under the lease. The 1-year extension option held by the sublessor under the master lease is personal to the sublessor and cannot be exercised by the Company. The Company is required to pay utilities and other operating costs of the premises directly to third parties; these payments are not included in lease consideration. The Company recorded a right of use asset at the inception of the San Carlos lease in the amount of $145,349.

Dubois Operating Lease

Subsequent to June 30, 2024, the Company leased its principal office and research-and-development facility under a single non-cancelable operating lease for approximately 1,200 square feet of second-floor space at 155 Dubois Street, Suite D, Santa Cruz, California. The lease was executed on December 15, 2025. The lease term began January 1, 2026 and expires December 31, 2029. The lease provides for fixed monthly rent that escalates annually at approximately 3.0% and contains no renewal option, no purchase option, no residual value guarantee, and no variable lease payments tied to an index or rate. The Company is responsible for its own utilities, interior maintenance, and tenant improvements; common area maintenance, building insurance, and real estate taxes are paid by the Landlord.

The lease provides for fixed monthly rent of $2,860 payable in advance on the first day of each month, with annual escalations for a total payment of $143,579 over the life of the lease. The Company utilized a discount rate of 7.5% which approximates the Company’s incremental borrowing rate as the implicit rate in the lease was not readily available. The Company recorded a right of use asset at the inception of the Dubois lease in the amount of $124,144.

The Company has evaluated subsequent events through the date of this filing and has determined that no additional subsequent events have occurred that would require recognition or disclosure in the accompanying unaudited consolidated financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 1, 2020)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on October 1, 2020)
6.1	Lease Agreement dated January 1, 2022 (incorporated by reference)
6.2	Epilog and Jabil Ultimax Prototype Statement of Work dated September 12, 2018 (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on October 1, 2020)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPILOG IMAGING SYSTEMS, INC.

Date: June 1, 2026	By:	/s/ Michael Mojaver
	Name:	Michael Mojaver
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Michael Mojaver
Michael Mojaver, Chief Executive Officer and Director
Date: June 1, 2026

/s/ Kelly J. Stopher
Kelly J. Stopher, Chief Financial Officer and Chief Accounting Officer
Date: June 1, 2026

/s/ Lance Mojaver
Lance Mojaver, Chief Technology Officer
Date: June 1, 2026

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